05039410

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

BD 3/21

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Sec File Number
8-26807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 AND ENDING 12-31-04.
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PAULSON INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

811 SW NAITO PARKWAY, SUITE 200
(No. and Street Address)

PORTLAND	OREGON	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN L. JOHANNES	(503) 243-6080
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

111 SW COLUMBIA, SUITE 800	PORTLAND	OREGON	97201
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 175

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DB 3-29

Sec 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.*

OATH OR AFFIRMATION

I, GLEN DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAULSON INVESTMENT COMPANY, INC., as of DECEMBER 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
BECKY K. SCHLUNTZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 347761
MY COMMISSION EXPIRES SEPT. 29, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Conditions with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).***

CONTENTS

Report of Independent Certified Public Accountants

Board of Directors
Paulson Investment Company, Inc.
(A wholly-owned subsidiary of Paulson Capital Corp.)

We have audited the accompanying statement of financial condition of Paulson Investment Company, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectives of the Company's internal control over the financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paulson Investment Company, Inc. as of December 31, 2004, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Portland, Oregon
February 11, 2005

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
T 503.222.3562
F 503.295.0148
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Paulson Investment Company, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 130,732
Trading and investment securities	23,803,971
Underwriter warrants, at estimated fair value	9,416,000
Receivable from correspondent broker-dealer	7,856,254
Receivables from and advances to non-customers	442,934
Other assets	2,458,447
	$44,108,338

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 3,198,212
Securities sold, not yet purchased, at market value	50,144
Payable to correspondent broker-dealer	1,021,860
Deferred income taxes	6,216,597
	10,486,813
Stockholder's equity	
Preferred stock, no par value; authorized, 500,000 shares; no shares issued and outstanding	-
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 400,100 shares	2,015,565
Receivable from parent	(6,195,993)
Retained earnings	37,801,953
	33,621,525
	$44,108,338

The accompanying notes are an integral part of this statement.

Paulson Investment Company, Inc.

STATEMENT OF INCOME

Year ended December 31, 2004

Revenues	
Commissions	$18,096,439
Net gains from trading and investment securities	3,379,206
Revenue from underwriting and selling groups	11,213,195
Revenue from sale of investment company shares	207,664
Other revenue	28,879
	32,925,383
Expenses	
Employee compensation and benefits	19,873,373
Underwriting expenses	876,981
Other operating expenses	5,106,517
	25,856,871
Income before income taxes	7,068,512
Income taxes	
Current benefit	(118,330)
Deferred expense	2,970,497
	2,852,167
NET INCOME	$ 4,216,345

The accompanying notes are an integral part of this statement.

Paulson Investment Company, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2004

	Common Stock		Receivable From Parent	Retained Earnings	Total
	Shares	Amount			
Balance at December 31, 2003	400,100	$ 2,015,565	$ (7,192,395)	$ 33,585,608	$ 28,408,778
Net change in receivable from parent	-	-	996,402	-	996,402
Net income	-	-	-	4,216,345	4,216,345
Balance at December 31, 2004	400,100	$ 2,015,565	$ (6,195,993)	$ 37,801,953	$ 33,621,525

The accompanying notes are an integral part of this statement.

Paulson Investment Company, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents	
Cash flows from operating activities	
Net income	$ 4,216,345
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income taxes	2,970,497
Changes in assets and liabilities	
Trading and investing securities, net	(4,852,734)
Underwriter warrants, net	(3,105,000)
Receivable from correspondent broker-dealer	(693,778)
Receivables from noncustomers	301,250
Other assets	(1,099,147)
Accounts payable and accrued expenses	685,102
Securities sold, not yet purchased	31,093
Payable to correspondent broker-dealer	525,679
Net cash used in operating activities	(1,020,693)
Cash flows from financing activities	
Net change in receivable from parent	996,402
Net decrease in cash and cash equivalents	(24,291)
Cash and cash equivalents at beginning of year	155,023
Cash and cash equivalents at end of year	$ 130,732
Cash paid during the year for:	
Interest	$ 573
Income taxes (paid to parent)	$ 664,330

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Paulson Investment Company, Inc. (the Company), a wholly-owned subsidiary of Paulson Capital Corp. (the Parent), is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Security Dealers (NASD). The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to National Financial Services, LLC (NFS), a Fidelity Investments Company. The Company also acts as a lead or participating underwriter for over-the-counter securities offerings. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii) since it does not handle or carry customer securities and cash. The Company's principal market is throughout the United States.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Security Transactions

Security transactions and related revenue are recorded on a trade date basis. Manager's fees, underwriter's fees, and other underwriting revenues are recognized at the time the underwriting is completed. Tax shelter revenue is recognized at the time individual tax shelter units are sold. Revenue from the receipt of underwriter warrants, received in corporate finance transactions, is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using the Black-Scholes option-pricing model.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The fair value of not readily marketable securities is estimated by management using available information including the following: Quoted market prices of similar securities (i.e., unrestricted shares of the same company); price of recent known trades of the same or similar securities; the cost of the security if recently purchased adjusted for changes in the financial condition of the issuer; all other information available from review of available documents related to the issuer or discussions with management of the issuer. Changes in the value of these securities are reflected currently in the results of operations.

Underwriter warrants are valued at estimated fair value using the Black-Scholes option-pricing model, taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. Changes in the estimated fair value of these underwriter warrants are reflected currently in the results of operations.

2. Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash and cash equivalents, receivables, notes receivable and payables approximate their respective fair values due to the short-term nature of these items. The fair values of securities owned and securities sold, not yet purchased are equal to the carrying value. Changes in the market value of these securities are reflected currently in the results of operations for the year.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3. Income Taxes

The Company's taxable income or loss is included in the consolidated federal and state income tax returns of the Parent. The Parent allocates income tax expense or benefit to the Company based upon its contribution to taxable income or loss as if the Company were filing a separate return.

4. Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks, certificates of deposit and highly liquid debt instruments purchased with a maturity of three months or less.

5. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US based GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM AND PAYABLE TO CORRESPONDENT BROKER-DEALER

The Company introduces all customer transactions in securities traded on U.S. securities markets to NFS on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. Management does not anticipate significant nonperformance by customers and counterparties in the above situations.

In addition to the clearing services provided, NFS also loans money to the Company to finance trading accounts.

NOTE C - RECEIVABLES FROM NONCUSTOMERS

Receivables from and advances to noncustomers consist of the following:

Officers	$ 40,253
Employees	137,473
Independent brokers	46,393
Other	218,815
	$ 442,934

Employee receivables relate principally to advances and expenses in excess of commission earnings and inventory losses charged to the Company's employees and registered representatives and are recorded at cost. Other receivables are primarily related to commissions receivable and amounts receivable from insurance companies as reimbursement for insured losses. An allowance is recorded for specific amounts when they are determined by management to be uncollectable. During the year ended December 31, 2004, noncustomer receivables of $684,429 were determined by management to be uncollectible and written off.

NOTE D - TRADING AND INVESTMENT SECURITIES

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market values or estimated fair value if not readily marketable, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 220,243	$ -
Corporate equities and warrants	23,583,728	50,144
	$23,803,971	$ 50,144

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business the Company has sold securities that is does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2004 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2004.

Included in trading and investment securities are certain securities which are not readily marketable. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2004, these securities consist of corporate stocks and warrants at estimated fair values of approximately $17,550,000. Included in the $17,550,000 is approximately $6,390,000 of securities subject to the SEC's blockage rule.

NOTE E - UNDERWRITER WARRANTS

The estimated fair value of warrants is determined by management using the Black-Scholes option-pricing model, taking into account the exercise price, remaining contractual life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant (see Note A1). The warrants generally have a five-year expiration date and vest immediately. The warrants are generally subject to a one-year restriction period in which the Company cannot exercise the warrants. The expected volatility factors were determined using historical volatility of the underlying stock if available and historical volatility of a peer group if volatility for the underlying stock is not available.

The following table summarizes activity in underwriter warrants:

Estimated fair value at January 1, 2004	$6,311,000
Warrants received, net of employee compensation	5,232,636
Warrants expired	(3,294)
Unrealized depreciation in estimated value	(2,124,342)
Estimated fair value at December 31, 2004	$9,416,000

NOTE F - INCOME TAXES

Income tax expense for the year ended December 31, 2004, differs from the amount calculated at the federal statutory rate, as follows:

Federal income tax benefit at the statutory rate	$2,403,294
State and local income tax benefit, net of federal taxes	423,403
Permanent differences and other	(20,530)
Increase in valuation allowance on net deferred tax asset	46,000
	$2,852,167

The Company's net deferred tax asset (liability) consists of the following:

Contributions carryover	$ 45,180
Accrued expenses	18,236
Unrealized gain on securities	(6,919,689)
State capital loss carry forward	159,833
Federal and state net operating loss carryforwards and credits	628,843
Net deferred tax liability, before valuation allowance	(6,067,597)
Valuation allowance	(149,000)
Net deferred tax liability	$(6,216,597)

NOTE F - INCOME TAXES - Continued

The Company has recorded a valuation allowance in the amount of $149,000, for certain state net operating losses, based upon management's assessment that it is more likely than not that a portion of the deferred tax assets will not be realized. The change in the valuation allowance was recorded in the fourth quarter of 2004. Management will continue to review the net deferred tax asset and may adjust the valuation allowance in future periods based upon their assessment.

State net operating loss carryforwards and credits totaling approximately $515,886 began to expire in 2004.

Income taxes receivable of $875,100 are included in other assets.

NOTE G - PROFIT-SHARING PLAN

Retirement benefits for employees who have completed certain service requirements, are provided by a defined contribution profit-sharing plan. The Company contributed $250,000 to the plan for the year ended December 31, 2004.

NOTE H - RELATED PARTY TRANSACTIONS

The Company incurred charges of $192,000 from its Parent for management and computer services during the year ended December 31, 2004. The Company also advances funds to and receives funds from its Parent in the normal course of business. The Company has recorded income taxes receivable of approximately $875,100 as a receivable from its Parent and classified this amount as other assets.

NOTE I - LEASES

The Company leases office space under the terms of various non-cancelable operating leases. The future minimum payments, by year and in aggregate, required for leases with initial or remaining terms of one year or more consist of the following:

Year ending December 31,	
2005	$ 469,214
2006	484,430
2007	502,248
2008	515,839
Thereafter	430,239
	$2,401,970

Rental expense for all operating leases amounted to $518,779 in 2004.

NOTE J - CONTINGENCIES

The Company has been named by individuals in certain legal actions, some of which claim state and federal securities law violations and claim principal and punitive damages. Included in the financial statements is an accrual for $845,400 for settlements agreed to near and subsequent to the Company's year end. As preliminary hearings and discovery in the remaining cases is not complete, it is not possible to assess the degree of liability, the probability of an unfavorable outcome or the impact on the Company's financial statements, if any. The Company's management denies the charges in the remaining legal actions and is vigorously defending against them. No provision for any liability that may result from the remaining contingencies has been made in the financial statements.

NOTE K - NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c-3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2004, the Company's net capital and required net capital were $14,104,972 and $213,214, respectively, and its ratio of aggregate indebtedness to net capital was .23 to 1. The Company's absolute minimum required net capital is $100,000. Trading and investment securities represent potentially volatile components of net capital.

NOTE L - CONCENTRATION OF RISK

The Company's trading and investment securities include investments in the common stock of the following companies, which represent more than 10 percent of trading and investment securities at December 31, 2004:

Company	Investment Amount	Percentage of Total
AVI Biopharma, Inc.	$ 2,760,511	11.6
Charles and Colvard, Ltd.	11,479,719	48.2
Total	$ 14,240,230	59.8

SUPPLEMENTARY INFORMATION

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants
on Supplementary Information Required by SEC Rule 17a-5

Board of Directors
Paulson Investment Company, Inc.
(A wholly-owned subsidiary of Paulson Capital Corp.)

We have audited the accompanying financial statements of Paulson Investment Company, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 11, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Portland, Oregon
February 11, 2005

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
T 503.222.3562
F 503.295.0148
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Paulson Investment Company, Inc. Schedule I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2004

Aggregate indebtedness		
Total liabilities		$ 10,486,813
Less, nonaggregate indebtedness liabilities		(7,288,601)
Aggregate indebtedness		$ 3,198,212
Net capital		
Total stockholder's equity		$ 33,621,525
Adjustments to net capital pursuant to Rule 15c3-1		
Add		
Deferred tax liability related to items deducted below		4,000,486
Deduct		
Nonallowable assets		
Securities not readily marketable	$(11,155,985)	
Blockage	(6,390,230)	
Receivables from noncustomers	(442,934)	
Other assets	(2,458,447)	(20,447,596)
Haircuts on securities		(3,069,443)
Net capital		14,104,972
Minimum net capital requirement		213,214
Excess net capital over minimum requirements		$ 13,891,758
Ratio of aggregate indebtedness to net capital		.23 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2004

Aggregate indebtedness	
Aggregate indebtedness as of December 31, 2004, per unaudited report filed by respondent	$ 3,043,949
Adjustments:	
Additional liabilities recorded by respondent	154,263
Aggregate indebtedness at December 31, 2004, as adjusted	$ 3,198,212
Net capital	
Net capital as of December 31, 2004, per unaudited Report filed by respondent	$ 16,546,456
Adjustments:	
Additional liabilities recorded by respondent	(154,263)
Adjustment for haircuts on securities	(71,110)
Additional adjustment for deferred taxes	(2,216,111)
Net capital as of December 31, 2004, as adjusted	$ 14,104,972

Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

Board of Directors
Paulson Investment Company, Inc.
(A wholly-owned subsidiary of Paulson Capital Corp.)

In planning and performing our audit of the financial statements of Paulson Investment Company, Inc. (the Company) as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Grant Thornton LLP

Portland, Oregon
February 11, 2005